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                      March 21, 2024

       Jacinth C. Smiley
       Chief Financial Officer
       Hormel Foods Corporation
       1 Hormel Place
       Austin, MN 55912

                                                        Re: Hormel Foods
Corporation
                                                            Form 10-K for the
Fiscal Year Ended October 29, 2023
                                                            File No. 001-02402

       Dear Jacinth C. Smiley:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing